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JOHN W. CURRIE jcurrie@mcnair.net BANK OF AMERICA TOWER 1301 GERVAIS STREET COLUMBIA, SOUTH CAROLINA 29201	ATTORNEYS AND COUNSELORS AT LAW www.mcnair.net	POST OFFICE BOX 11390 COLUMBIA, SOUTH CAROLINA 29211 TELEPHONE (803) 376-2272 FACSIMILE(803) 933-1443

September 3, 2004

VIA FAX NO: 202 942-9635

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Sea Pines Associates, Inc. Schedule 14A Filed: August 16, 2004 File No. 000-17517

Dear Mr. Shady:

     At your request and to follow up on our telephone conversation of September 2, 2004, I am writing to confirm our analysis as to why the acquisition of our client, Sea Pines Associates, Inc. (“Sea Pines”), by The Riverstone Group, LLC (“Riverstone”) is not a going-private transaction subject to Rule 13e-3.

     As we discussed, the proposed merger between Sea Pines and Riverstone’s wholly owned subsidiary, RG Subsidiary Corporation, would constitute a “Rule 13e-3 transaction” only if Riverstone is an affiliate of Sea Pines. An affiliate of Sea Pines is a person that controls, is controlled by or is under common control with Sea Pines. Sea Pines has no ability to control Riverstone and Riverstone and Sea Pines are not commonly controlled by a third person. Thus, control exists for these purposes only if Riverstone possesses the power to direct or cause the direction of the management and policies of Sea Pines. No such power now exists or has existed at any time. The following facts support this conclusion.

     Except for the ownership of Sea Pines common stock and the merger agreement, there is no relationship between Riverstone and Sea Pines. Neither Riverstone nor Sea Pines has provided services or loans to the other and, except in connection with the exchange offer described below, there have been no transactions between them.

     Riverstone increased its ownership of Sea Pines common stock from approximately 20% to its current level of approximately 27% in early 2000 in connection with an exchange offer which was made to all holders of Sea Pines preferred stock. This exchange offer, which was initiated by Sea Pines in order to improve cash flow and increase common equity, provided each

ANDERSON • CHARLESTON • CHARLOTTE • COLUMBIA • GEORGETOWN • GREENVILLE • HILTON HEAD ISLAND • MYRTLE BEACH • RALEIGH

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  ATTORNEYS AND COUNSELORS AT LAW

Jeffrey A. Shady, Esq.
September 3, 2004

holder of Sea Pines preferred stock the opportunity to exchange those shares for either common stock or a trust preferred security. Subsequent to the closing of that offer, Riverstone has not acquired any additional Sea Pines stock and would trigger the Sea Pines shareholder rights plan if it were to do so.

     Riverstone has never had, nor has it ever sought, representation on the Sea Pines Board of Directors. As a 27% shareholder of Sea Pines, Riverstone has little power. It does not have the power to elect or remove directors or to direct the management and policies of Sea Pines. And while Riverstone is the largest stockholder of Sea Pines, the directors and executive officers of Sea Pines collectively own beneficially approximately 20% of Sea Pines common stock.

     Other than communications by Sea Pines to its stockholders generally, contacts between Sea Pines and Riverstone have occurred infrequently. Sea Pines has never sought guidance from Riverstone relating to Sea Pines’ business, and Riverstone has never offered any such guidance.

     The proposed merger was not initiated by Riverstone. Instead, as described in the preliminary proxy statement, the merger agreement was the culmination of a process initiated by the Sea Pines Board following an adverse result in a lawsuit which required Sea Pines to incur significant additional bank debt. As a result, the Board formed an independent committee to investigate the strategic alternatives available to Sea Pines, including sale of some or all of the company’s assets and sale of the company. The Board retained consulting, investment banking and law firms which were entirely independent of Riverstone, and the Board’s actions were consistent with advice which it received from those firms. When Riverstone was first contacted on behalf of the Board about the possibility of purchasing Sea Pines, Riverstone expressed some interest in considering a transaction but would not commit to move forward at that time.

     The merger agreement was heavily negotiated over a period of approximately two months. During those negotiations, the Board was motivated in its actions by the welfare of the public shareholders of Sea Pines, including themselves, and not the welfare of Riverstone.

     The Sea Pines Board continues to be independent of Riverstone. No Sea Pines director, officer or employee has any interest in Riverstone. No Sea Pines director will receive any compensation from Riverstone in connection with the merger other than the merger consideration that would be received by all shareholders. No Sea Pines director will remain on the Board of Sea Pines following the merger. There are no lockup or voting agreements requiring directors, officers or others to vote in favor of the merger. Riverstone does not have any option or other arrangement to purchase shares from Sea Pines or any Sea Pines director.

     Finally, the affirmative vote of holders of at least 80% of Sea Pines common stock is required to approve the merger. This means that in order to consummate the merger, more than

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  ATTORNEYS AND COUNSELORS AT LAW

Jeffrey A. Shady, Esq.
September 3, 2004

70% of the stock not owned beneficially by Riverstone, and more than 60% of the stock owned beneficially by neither Riverstone nor Sea Pines’ directors and executive officers, must be voted for the transaction.

     Based on the foregoing facts, we believe that it is clear that Riverstone is not an affiliate of Sea Pines and that therefore the proposed merger is not a going-private transaction subject to Rule 13e-3.

     If you should have any questions with regard to this letter, or if you require any additional information, please do not hesitate to call me at 803 376-2272.

Very truly yours,

/s/ John W. Currie

John W. Currie

JWC/jf